# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tenaya Therapeutics, Inc., CIK 0001858848
CUSIP: 87990A106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 171 Oyster Point Boulevard, Suite 500, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/15/2025
Filed by CIK 0001668159
Persons authorized to receive notices and communications: James Evangelista, 1 Letterman Drive, Building D, Suite DM-900, San Francisco, California (CA), 94129, (415) 865-2050

## Reporting persons
- The Column Group III, LP (CIK 0001668159): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,414,720; sole dispositive power 0; shared dispositive power 4,414,720; aggregate amount beneficially owned 4,414,720 (2.1% of the class)
  Comment: All such shares are held of record by TCG III LP (as defined in Item 2(a) of the Original Schedule 13D). TCG III GP LP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 213,744,535 shares of Common Stock outstanding as of December 15, 2025, as reported by the Issuer in its prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the Commission) on December 12, 2025 (the Prospectus).
- The Column Group III-A, LP (CIK 0001668085): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,985,570; sole dispositive power 0; shared dispositive power 4,985,570; aggregate amount beneficially owned 4,985,570 (2.3% of the class)
  Comment: All such shares are held of record by TCG III-A LP (as defined in Item 2(a) of the Original Schedule 13D). TCG III GP LP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 213,744,535 shares of Common Stock outstanding as of December 15, 2025, as reported by the Issuer in the Prospectus.
- The Column Group III GP, LP (CIK 0001790965): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,400,290; sole dispositive power 0; shared dispositive power 9,400,290; aggregate amount beneficially owned 9,400,290 (4.4% of the class)
  Comment: Consists of (i) 4,414,720 shares held of record by TCG III LP and (ii) 4,985,570 shares held of record by TCG III-A LP. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 213,744,535 shares of Common Stock outstanding as of December 15, 2025, as reported by the Issuer in the Prospectus.
- The Column Group Opportunity III, LP (CIK 0001931825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 49,313,559; sole dispositive power 0; shared dispositive power 49,313,559; aggregate amount beneficially owned 49,313,559 (23.1% of the class)
  Comment: All such shares are held of record by TCG Opportunity III LP (as defined in Item 2(a) of the Original Schedule 13D). TCG Opportunity III GP LP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 53,571,426 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitations (as defined in Item 6).
  
  Based on 213,744,535 shares of Common Stock outstanding as of December 15, 2025, as reported by the Issuer in the Prospectus.
- The Column Group Opportunity III GP, LP (CIK 0001932874): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 49,313,559; sole dispositive power 0; shared dispositive power 49,313,559; aggregate amount beneficially owned 49,313,559 (23.1% of the class)
  Comment: All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 53,571,426 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitations.
  
  Based on 213,744,535 shares of Common Stock outstanding as of December 15, 2025, as reported by the Issuer in the Prospectus.
- TCG Opportunity III GP, LLC (CIK 0001932445): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 49,313,559; sole dispositive power 0; shared dispositive power 49,313,559; aggregate amount beneficially owned 49,313,559 (23.1% of the class)
  Comment: All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 53,571,426 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitations.
  
  Based on 213,744,535 shares of Common Stock outstanding as of December 15, 2025, as reported by the Issuer in the Prospectus.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tenaya Therapeutics, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Boulevard, Suite 500, South San Francisco, California (CA), 94080
Comment: This Amendment No. 5 (this Amendment No. 5) supplements and amends the Schedule 13D relating to the Common Stock of the Issuer that was filed with the Commission on December 1, 2022 (the Initial Schedule 13D), as amended by Amendment No. 1 filed with the Commission on February 21, 2023, by Amendment No. 2 filed with the Commission on February 14, 2024 and Amendment No. 3 filed with the Commission on March 7, 2025 and Amendment No. 4 filed with the Commission on May 7, 2025 (the Initial Schedule 13D, together with all amendments thereto, the Original Schedule 13D). The securities originally reported on the Initial Schedule 13D were previously reported on a Schedule 13G filed with the Commission on February 11, 2022 (the Schedule 13G). The Schedule 13G was filed pursuant to Rule 13d-1(d) of the Securities Exchange Act. This Amendment No. 5 is being filed to update the aggregate percentage of the Issuer's Common Stock owned by the Reporting Persons solely due to dilution caused by, among other things, the Issuer's sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D and not in connection with a disposition of any shares by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Amendment No. 4.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Amendment No. 4.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has affected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of each of TCG III LP, TCG III-A LP and TCG Opportunity III LP, the general partner and limited partners of TCG III LP, TCG III-A LP and TCG Opportunity III LP, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Original Schedule 13D is incorporated herein by reference.

## Signatures
- The Column Group III, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (12/17/2025)
- The Column Group III-A, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (12/17/2025)
- The Column Group III GP, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (12/17/2025)
- The Column Group Opportunity III, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (12/17/2025)
- The Column Group Opportunity III GP, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (12/17/2025)
- TCG Opportunity III GP, LLC: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (12/17/2025)